

2023 CO/SSET

Offered by Entrex Carbon Offset Company, LLC

1,999,999 Shares of 2023 CO/SSET

Carbon Offset Dividend Securities

Reg A, Tier 1 Offering

Pending SEC Qualification

PART II
OFFERING CIRCULAR

Carbon Offset Dividend Securities

Offered By the Entrex Carbon Offset Company, LLC

150 E Palmetto Park Road, Suite 800
Boca Raton, FL 33432

Best Efforts Offering of up to 1,999,999 - 2023 CO/SSET Securities
Minimum Purchase: 1 Share Unit ($10.00)

This prospectus relates to the offering and sale of up to one million, nine hundred and ninety-nine thousand nine hundred and ninety-nine (1,999,999) shares of 2023 CO/SSET Carbon Offset Dividend Securities for an aggregate maximum gross dollar offering of nineteen million, nine-hundred and ninety-nine thousand, nine hundred and eighty dollars ($19,999,980) (the "Offering").

The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each 2023 CO/SSET Carbon Offset Dividend Securities will be offered at ten dollars ($10.00) per unit. There is a minimum purchase amount of one 2023 CO/SSET Carbon Offset Dividend security at $10.00.

In the first quarter of each year the Entrex Carbon Offset Company LLC's Board of Directors shall announce the anticipated carbon offset dividend expected to be provided that year to the holders of the security.   At the time of the carbon offset dividend the then holders of the security may, exclusively at the one-time option of the owner, have the carbon offsets delivered as a retirement certificate representing the carbon offset dividend on behalf of the security owner,   or receive adequate ownership documentation equal to the carbon offset dividend provided from the then current year production from the proceeds of the offering.

Production of carbon offsets shall be overseen by KPMG from beginning to end and shall be registered, validated, verified and minted carbon offsets authorized by a United Nations Authorized Registry. Upon serialization of the offsets by the registry Entrex shall endeavor to receive third party independent research referencing the quality of said offsets and may, exclusively at the direction of the Board, obtain insurance to assure various processes and production as available and appropriate.

Investing in this offering involves a high degree of risk, and you should not invest unless you can afford to lose your entire investment; see "Risk Factors". This offering circular relates to the offer and sale or other disposition of up to one million, nine hundred and ninety-nine thousand nine hundred and ninety nine (1,999,999) 2023 CO/SSET Carbon Offset Dividend Securities sold per unit at $10.00.

This is our offering, and no public market currently exists for our 2023 CO/SSET Carbon Offset Dividend Securities. The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant State regulators, as necessary, and will terminate on the sooner of the sale of the maximum number of shares being offered or the decision by Company management to deem the offering closed. The shares offered hereby are offered on a "best efforts" basis, and there is no minimum offering.

While this offering is being qualified by the Securities and Exchange Commission, we have a current Regulation D "exempt" offering being sold by the principals of the Company representing the same terms and conditions of this Regulation A offering (as filed and amended).

When and if this offering becomes qualified, we will cease the Regulation D offering and convert the Reg D securities into the security offered herein and continue to solicit the qualified Regulation A offering.

Securities purchased by buyers of the Regulation D "exempt" offering will be converted into securities of the final Regulation A qualified offering if and when it occurs.

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of the Regulation A and Regulation D securities will be immediately available to engage in the production of carbon offsets from Entrex licensed projects.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE 2023 CO/SSET SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE 2023 CO/SSET SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	# of Securities	Price to Public (2)	Proceeds to Issuer (1)	Proceeds to others
Per Security	1	$10.00	$9.00	$1.00
Total Minimum	1	$10.00	$9.00	$1.00
Total Maximum	1,999,999	19,999,990	$17,999,991.00	$1,999,999.00

(1)   *The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the common stock.*

(2)   *2023 CO/SSET securities are offered at $10.00 per unit.*

We are following the "Offering Circular" format of disclosure under Regulation A.

The date of this Regulation A offering circular is March 20, 2023.

FORWARD LOOKING STATEMENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

PART II
ITEM #2
TABLE OF CONTENTS

PART II
ITEM 3a

SUMMARY OF INFORMATION IN OFFERING CIRCULAR

As used in this prospectus, references to the "Company," "company", "we," "our", "us", "2023 CO/SSET Carbon Offset Dividend Securities" or the "Entrex Carbon Offset Company " or "Company" refer to Entrex Carbon Offset Company, LLC. unless the context otherwise indicates.

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

THE COMPANY

Organization:

The Entrex Carbon Offset Company, LLC was incorporated under the laws of the State of Florida on December 8th, 2020. Our principal office is located at 150 East Palmetto Park Road, Suite 800, Boca Raton FL, 33432.

Management:

Our Chief Executive Officer & Chairman is Stephen H. Watkins. Our Vice Chairman is Rick Rochon. Our other Officers initially include Thomas Harblin who assists in the sales operations of the Company, Colin Turney who assists in marketing of the company and Thomas Hatfield who manages our technology platform.

Controlling Shareholders:

Stephen H. Watkins, through the Entrex Holding Company, EHCo, LLC, is the controlling member of the LLC.

Description of Parent Corporation Business:

Entrex Carbon Market was founded in 2019 with a mission to create the leading place to find, research, track, manage and trade carbon offsets.

The company's initial focus has been carbon offsets represent millions of various vintage offsets from around the world. Buyers found these offsets – but had significant due-diligence and underwriting costs associated with a trade which resulted in high friction, difficult, due-diligence driven, bi-lateral trades.

The company's bi-lateral transaction history exemplified how opaque price discovery was in the market and, most important, how significant carbon offset underwriting was prior to a trade (required by buyers due to historical rampant fraud in the industry). We found there was no disciplined, reliable supply of "compliance-grade offsets" for buyers to have comfort in the quality and ease of transaction execution.

These two fundamental market shortcomings (quality and efficiency) had us assemble a network of United Nations and World Bank carbon offset project owners into a structure that makes them "private issuers of asset backed securities" under the SEC jurisdiction.

These private asset backed securities still had buyer challenges due to the historical fraud challenges resulting in buyers still having to manage the underwriting of each issuer's unique offsets – there was no standardized, credible underwriting in the market.

The Entrex Carbon Market revised its vision to create the leading place to find, research, track, manage and trade of standardized "compliance-grade" carbon offsets with regulatory oversight.

The Entrex Carbon Market revised its strategy to create and market "compliance-grade" offsets which inherently provided comfort and confidence for buyers. In an effort to mitigate this underwriting cost for buyers Entrex and KPMG established a relationship whereby KPMG's Project Management Organization (PMO) oversees the ISO Auditors and Registry methodologies from project registration through minting and finally retirement of the security. We believe the collective efforts of United Nations Registries, ISO approved Auditors and KPMG managing authentication and provenance of each security would provide buyers the confidence and comfort in the underlying "compliance-grade" offsets.

The Entrex Carbon Market established compliance-grade carbon offsets to create comfort, confidence and convenience for buyers of carbon offsets.

Entrex Carbon Offset Company, LLC

The Entrex Carbon Market realized that efficient trading of these standardized "compliance grade carbon offsets" needed a global distribution system; a network through which regulated brokers could transact securitized "compliance grade carbon offsets". This is where the Entrex Carbon Offset Company offers a solution.

The Entrex Carbon Offset Company securitizes Entrex's compliance grade carbon offsets into standardized asset backed security registered with the United States Securities and Exchange Commission and sold through regulated parties. It then offers an annual dividend to the shareholders of the CO/SSET securities, declared by the Board in the 1st quarter of each year, with the remaining offsets sold to the market,

Entrex's securities are intended to be traded by regulated market members as private securities as required by regulators.

The Entrex Carbon Offset Company envisions the "2023 CO/SSET 2023 CO/SSET Carbon Offset Dividend Securities", as an SEC qualified asset which will offer buyers and sellers an efficiently traded, standardized, security whereby owners receive annual dividends of carbon offsets as declared by the Board.

> *2023 CO/SSET offers an investment security sold through regulatory-compliant transactions and regulated market members as an investment asset for buyers. This Asset is anticipated to produce annual dividends of carbon offsets, represented as dividend income for the holders of the security and subsequently retirement certificates representing the "use" of the carbon offsets as an expense for the owners carbon neutrality needs.*
>
> *It is envisioned **the CO/SSET neutralizes the cost of carbon offsets equal to the annual dividend** on the income statement while maintaining the asset on the balance sheet pursuant to GAAP.**
>
> **Buyers need to consult legal, accounting and investment professionals to determine if the CO/SSET is appropriate for their individual needs.*

The 2023 CO/SSET development can be summated into four distinct events.

1. **Standardization** of the underlying carbon offset asset overseen by KPMG's Project Management Organization (PMO) who oversees the ISO Auditors tracking UN Registry methodologies from project registration through minting and finally retirement of the security. This process provides authentication and providence of each carbon offset – assuring a consistent standard.

2. **Securitization** occurs when Entrex and KPMG assigns specific UN Registry carbon offset serial numbers to specific CO/SSET security dividends. KPMG's Capital Market Team will manage "agreed upon procedures" to confirm the asset backed components to the "Compliance-grade" specification which collectively establishes the basis for the security.

3. **Trading** may occur when regulated traders can access the qualified 2023 CO/SSET via Bloomberg, Reuters and other trading desktops. Traders can then establish bid and offers – and electronically trade the 2023 CO/SSET security electronically providing frictionless trades.

4. **Retirement** occurs when an owner redeems their security through the regulated transfer agent. The transfer agent notifies Entrex and KPMG's Project Management Organization who then oversees the retirement of the specific serial numbers at the United Nations Registry which then results in a retirement certificate being provided to the redeemed security last owner.

Below we represent a high-level summary of the 2023 CO/SSET Standardization, the Securitization into an Asset Backed Security and the associated Redemption


Standardization
Securitization
Trading
Retirement
KPMG PMO Oversight
Carbon Offset Producing Project
ISO Auditors
UN Registry
Security Transfer Agent Serial Numbers
KPMG Capital Markets
UN Registry Offset Project Serial Numbers
Transfer Agent Asset Backed Security Serial Numbers
Bought for Trading
Bought for Retirement
Security/Offset Retirement
Security Redeemed for OFFSET USE & RETIREMENT
Security Serial Numbers Retired
Offset Project Serial Numbers Retired
Offset Retirement Certificate Issued to Security Redeemer
Offset Creation & Serialization
Security Confirmation
Offset Securitization
Offset/Security Retirement

We believe the above processes allow any carbon offset project, overseen by KPMG, result in a standardized compliance-grade carbon offset dividend security, which can be efficiently traded with simplified retirement solution (and associated authorized retirement certificates) for global carbon buyers: resolving today's challenges through existing public market infrastructure.

The end to end offset development, securitization and retirement process is managed by Entrex's IBM, award nominated, technology platform.

THE OFFERING

<u>Securities Offered:</u>

This prospectus relates to the offering and sale of up to one million, nine hundred and ninety-nine thousand nine hundred and ninety-nine (1,999,999) shares of 2023 CO/SSET Carbon Offset Dividend Securities for an aggregate maximum gross dollar offering of nineteen million, nine-hundred and ninety-nine thousand, nine hundred and eighty dollars ($19,999,980) (the "Offering").

The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each 2023 CO/SSET Carbon Offset Dividend Securities will be offered at ten dollars ($10.00) per unit. There is a minimum purchase amount of one 2023 CO/SSET Carbon Offset Dividend security at $10.00.

<u>Termination of the Offering:</u>

The offering will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant state regulators, as necessary and will terminate on the sooner of the sale of the maximum number of securities being sold or when no further securities are available for resale from the United Nations or World Bank Registries or via the decision by Company management to deem the offering closed.

<u>Offering Cost:</u>

We estimate our total offering expenses to be paid by our parent company the Entrex Carbon Market, LLC.

PART II
ITEM 3b
RISK FACTORS

Investing in our securities involves risk. In evaluating the Company and an investment in the 2023 CO/SSET security careful consideration should be given to the following risk factors, in addition to the other information included in this Offering circular. Each of these risk factors could materially adversely affect Entrex Carbon Offset Company's business, operating results or financial condition, as well as adversely affect the value of an investment in our securities.

The following is a summary of the most significant factors that make this offering speculative or substantially risky. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

Entrex Carbon Offset Company is a development stage business and may be adversely affected managing the business and regulatory challenges of the market sector.

The Company has limited capitalization and a lack of working capital and as a result is dependent on raising funds to grow and expand its business. The Company lacks sufficient working capital in order to execute its business plan. The ability of the Company to move forward with its objective/s is therefore highly dependent upon the success of the offering described herein. Should we fail to obtain sufficient working capital through this offering we may be forced to abandon our business plan.

Because we have a limited history of operations we may not be able to successfully implement our business plan:

We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on the business of the Company.

We are dependent on the sale of our securities to fund our operations and will remain so until we generate sufficient revenues to pay for our operating costs:

Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

We rely on partners and related entities to Register, Validate, Verify, Mint and Retire Carbon Offsets which would provide the underwriting collateral for the Entrex Carbon Offset Securities. If the services offered under respective agreements are not fully adhered and/or our license from Entrex is revoked our operations could be severely affected:

Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, licensed technologies, successful implementation of our business plan and limited revenue from operations.

Risks Relating to Our Business

We will be dependent upon key administrative personnel of Entrex Carbon Offset Company for our future success, particularly Stephen H. Watkins:

If we lose this member of the Entrex Carbon Offset Company's management team, our ability to implement our business strategy could be significantly harmed.

There is currently no active trading market for our securities:

Our ability to grow will depend on our ability to sell the 2023 CO/SSET Securities to Market ONLY after the Entrex Carbon Market has Registered, Validated, Verified and Minted Carbon Offsets. Today the Entrex Carbon Market has discussions with 136 Carbon Offset Projects which are interested in moving forward. Entrex Carbon Market will only engage these parties once we the 2023 CO/SSET security, in its private, PIPE or other security structure has been presented and of interest to buyers.

If the Company can not produce Carbon Offsets from the designated projects the dividend may not be provided as declared by the Board.

Our financial condition and results of operations will depend on our ability to manage our future growth effectively:

The Entrex Carbon Offset Company is a company with limited operating history which has many indications of interest for the CO/SSET product. If the sales of the 2023 CO/SSET do not occur as expected the current and future of the Company may be at risk. As such, it is subject to the business risks and uncertainties associated with any new business enterprise, including the lack of experience in managing or operating a business of this type.

Accomplishing this result on a cost-effective basis is largely a function of our management personnel's structuring of administrative duties, their ability to provide competent, attentive and efficient services to us, and our access to financing on acceptable terms.

We will operate in a highly competitive market for investment opportunities:

We compete for investors and buyers of Carbon Offset securities who have access to private Carbon Offsets which lack liquidity and the securitization features the 2023 CO/SSET Securities shall provide. It is possible that potential buyers might prefer the lack of liquidity or the lack of securitization which the 2023 CO/SSET provides and therefore would not have demand in the market. Many of our competitors offer private carbon offset securities which albeit lack what we see as the 2023 CO/SSET benefits but which may be perceived as better investment opportunity – if this occurs our ability to implement our business strategy could be significantly harmed.

Our operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our objectives the company may not continue to operate.:

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including the number of investors and the number of companies that agree to offer Carbon Offset Securities allowing us to issue the 2023 CO/SSET Securities. If investors lack interest or Carbon Offset are not available for securitization then the CO/SSET Securities may not be available to sell and our business model and potential unable to operate.

There are significant potential conflicts of interest which could impact our returns:

Our management team (and any that may be retained in the future), and the future members of a the Entrex Carbon Offset Company, LLC may serve as officers, directors or principals of entities that operate in the same or a related line of business or other companies managed by affiliates of the EHCo, LLC, the Entrex Holding Company, which may be formed in the future. Accordingly, if this occurs, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of our investors or the company.

Operational and/or Ownership conflicts of interest:

Our management team (and any that may be retained in the future), and the future members of the Entrex Carbon Offset Company, LLC may be owners or principals of entities that the EHCo, LLC may purchase. Accordingly, if this occurs, they may have obligations to investors in those entities which may not be in the best interest of the 2021 Entrex Carbon Offset Security holders,

Our Management may choose to, exclusively at their option, to sell or reclassify one or more class/es of securities which could convey rights and privileges to their owners:

The Entrex Carbon Offset Company, LLC management has the right to sell or convert any of the Company's securities into various securities of any other company, if deemed appropriate, exclusively at the option of the management, into a private or publicly listed Company.

Our Management may change our objectives, operating policies and strategies without prior notice or any stockholder approval:

Our management has the authority to modify or waive certain of our operating policies and strategies without prior notice and without investor approval. However, absent investor approval, we may not change the nature of our business so as to cease to exist unless sold or purchased at the exclusive option of management. We cannot predict the effect any changes to our current operating policies or strategies would have on the business model, operating results and returns to investors. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Changes in laws or regulations governing our operations may adversely affect our business:

We are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business.

Because the 2023 CO/SSET may be publicly traded, there will be uncertainty regarding our value:

We have arbitrarily established a price of our securities based on our perception of comparables in the industry and our anticipated operating methodology. This valuation may fluctuate significantly and could have no relevance to actual results of the CO/SSET security or the Entrex Carbon Offset Company, LLC.

Entrex Carbon Offset Company's purchase of related companies:

At the discretion of management; we may or may not elect to purchase related companies which may or may not have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities which may have a negative effect on to 2023 CO/SSET security and offering.

Entrex Carbon Offset Company's purchase and license of technologies from related parties:

At the discretion of management; we may or may not elect to purchase and license technologies from related companies which may or may not have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities which may have a negative effect on to 2023 CO/SSET security and the holders of this offering.

Entrex Carbon Offset Company's limited operational experience:

Entrex Carbon Offset Company has had limited operations which may not, be sufficient for the business and plans outlined. We project being able to pay investors the dollar for dollar dividend this year – but have no operating history to prove this. If management fails to operate as planned the operational cash-flows could limit the value of the 2023 CO/SSET Carbon Offset Dividend Security holders or significantly affect the operations of the enterprise. If sufficient funds are not available to manage Entrex Carbon Offset Company, LLC and/or any of the partners or related companies the value of the Entrex Carbon Offset Securities could diminish in value. Investors may lose some of the complete value of the 2023 CO/SSET Carbon Offset Dividend Security.

PART II
ITEM 4
DILUTION

We are offering Securities called 2023 CO/SSET Carbon Offset Dividend Securities. We are limited to issuing 1,999,999 2023 CO/SSET Securities pursuant to this offering.

If Entrex's carbon offset project licensees offer the creation of more carbon offset dividends than this offering can manage we may choose to issue a secondary offering to offset demand. As such each of the 2023 CO/SSET Carbon Offset Dividend Securities Offered in the prospectus will maintain their allocated and assigned 2023 Carbon Offset anticipated dividend – however additional units may be offered, based on available United Nations and World Bank Registries of Carbon Offsets, which may authorize additional 2023 CO/SSET Dividend Securities as appropriate.

Future offerings may dilute the 2023 CO/SSET Carbon Offset Dividend Securities collectively for the company but are not anticipated to dilute the declared annual dividend nature of the CO/SSET security.

PART II
ITEM 5
PLAN OF DISTRIBUTION

We are offering a maximum of 1,999,999 2023 CO/SSET on a no minimum, "best efforts" basis. The offering will terminate upon the earlier to occur of: (i) the sale of all 2023 CO/SSET Carbon Offset Dividend Securities, or (ii) the decision by Company management to deem the offering closed.

Our 2023 CO/SSET Carbon Offset Dividend Securities are not currently listed on any national exchange or qualified for trading on any electronic quotation system. No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Warrants/options:

As of the date of this prospectus, there are no outstanding warrants to purchase our securities.

State Securities Laws:

Under the securities laws of some states the 2023 CO/SSET Carbon Offset Dividend Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the 2023 CO/SSET Carbon Offset Dividend Securities may not be sold unless the 2023 CO/SSET Securities have been qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

PART II
ITEM 6
USE OF PROCEEDS TO ISSUER

We estimate that the net proceeds from the sale of the 1,999,999 2023 CO/SSET Carbon Offset Dividend Securities pursuant to this Offering will be approximately $17,999,991 after deducting the estimated offering, selling and operational expenses of approximately $1,999,999.

Accordingly, we expect to use the net proceeds, estimated as discussed above as follows, if we raise the maximum offering amount: **Maximum Offering Amount: $19,999,990**

Fully funding Offering:	100%	$19,999,990
Disclosed Expenses:	10%	$ 1,999,999
Net Offering distributed:	100%	$17,999,991

Net Offering distributed to the Company shall be used in the following manner: Operations and Management to produce carbon offsets from licensed Entrex Carbon Offset projects sufficient for the annual declared carbon offset dividend and additional carbon offset sales to offset production, operations and management of the company.

PART II
ITEM 7
DESCRIPTION OF BUSINESS

<u>Description of Business:</u>

Entrex was founded in 2001 to create a capital market system for entrepreneurial companies ("Entrex" is short for "entrepreneurial exchange").

Since that time, Founder & CEO Stephen H. Watkins has assembled both a team and a family of companies with leading-edge technology, using the IBM technology stack, to serve the needs of all market participants: companies, investors and intermediaries. As a final step in this evolution the Entrex Holding Company ("EHCo" or "Entrex”) was established to help drive synergies among these underlying companies, and to create a comprehensive market system, similar to the infrastructures of NASDAQ or NYSE, yet to help smaller companies access capital while providing control, compliance, and transparency to all market participants.

Entrex Licenses the Origination through Trading Technology to various businesses including the Entrex Carbon Market LLC. (www.EntrexCarbonMarket.com) and this company.

The Entrex Carbon Market provides services to create offsets for private licensees which have underdeveloped Carbon Offsets. As part of the Entrex Carbon Market process to Register, Validate, Verify, Mint, Trade and Retire an issuers carbon offsets Entrex Carbon Offset Company, LLC funds production, operations and management to create carbon offsets from Entrex Licensed projects from the proceeds from the sale of the 2023 CO/SSET Carbon Offset Dividend Securities.

<u>Description of Operations:</u>

Entrex Carbon Offset Company, LLC takes licensed carbon offset projects and supports operations, management and production of each project’s carbon offsets. The CO/SSET security proceeds and subsequent projected income pays for the annual production and anticipated dividend to shareholders.

Entrex Carbon Offset Company, LLC utilizes its employees and partners to Register, Validate, Verify, Mint, Trade and Retire an issuer’s carbon. After an Issuer’s Carbon Offsets have been “minted” offsets shall first be provided to holders pursuant to the declared dividend and then for sale to replenish the costs for the subsequent year production, operations and management of the licensed projects.

> *2023 CO/SSET offers an investment security sold through regulatory-compliant transactions and regulated market members as an investment asset for buyers. This Asset is anticipated to produce annual dividends of carbon offsets, represented as dividend income for the holders of the security and subsequently retirement certificates representing the “use” of the carbon offsets as an expense for the owners carbon neutrality needs.*

*It is envisioned **the CO/SSET neutralizes the cost of carbon offsets equal to the annual dividend** on the income statement while maintaining the asset on the balance sheet pursuant to GAAP.**

*Buyers need to consult legal, accounting and investment professionals to determine if the CO/SSET is appropriate for their individual needs.

Historical Operations:

Entrex Carbon Offset Company, LLC has no historical operations but relies on the Entrex Holding Company's technology platform, licensed in 2019, to operate and manage the assignment and collateralization of an Issuer's Carbon Offsets.

Information of the Licensed Technology platform is available in the IBM Case Study on www.EntrexCarbonMarket.com.

Current Operations:

Entrex Carbon Offset Company, LLC is managed by Stephen H. Watkins the CEO of the Entrex Holding Company (EHCo, LLC), Entrex Carbon Market, LLC and the Entrex Carbon Offset Company, LLC. As such once a Licensee's Carbon Offsets are Minted within the Entrex Carbon Markets methodologies he would operate Entrex Carbon Offset Company, through a limited staff and independent contractors, which, in turn, would utilize the licensed technology platform to execute the assignment of a Licensee's Entrex Carbon Offsets to 2023 CO/SSET Security under the oversight of KPMG.

Once assigned and collateralize the 2023 CO/SSET securities would be sold through regulated market members.

When a 2023 Entrex Carbon Offset is Retired by an owner the Entrex Carbon Offset Company staff would then manage the Retirement of the asset with the appropriate United Nations or World Bank Registry and manage the retirement of the security for trading under the oversight of KPMG.

Growth Strategy:

The Company's growth is anticipated through further sales via the Entrex Carbon Market and its independent sales and marketing initiatives to potential Carbon Offset producers. Each Carbon Offset Producer who becomes a Licensee of the Entrex Carbon Market would then contractually, once their Carbon Offsets are Minted, be obligated to assign their Carbon Offsets to the Entrex Carbon Offset Company's CO/SSET Security pursuant to this prospectus.

If more compliance-grade carbon offsets are available to the Entrex Carbon Offset Company we may choose to have additional offerings similar to this or elect a different structure which offers efficiency to market which offers the same or additional benefits.

The timing and commencement of our growth plans may be influenced by the success of this prospectus' offering. And we may not raise sufficient proceeds through this offering in order to fully execute our business plans.

PART II
ITEM 8
DESCRIPTION OF PROPERTY

The Entrex offices are located on the 8th Floor at 150 East Palmetto Park Road, Boca Raton, Florida.

Entrex Carbon Offset, LLC operates licensed technologies to originate, place and service Carbon Offsets and their issuances on behalf of clients. These technologies are located in IBM Licensed Servers located in nationwide web-based server facilities which manage backup and operations of said servers and technology.

Today limited personnel operate at this location and often are working within related entities of Entrex Carbon Offset, LLC and the holding company EHCO, LLC. We anticipate, pursuant to the completion of this offering to supplement our team.

PART II
ITEM 9
MANAGEMENT DISCUSSION AND ANALSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The Entrex Carbon Offset Company operates on a cash-flow breakeven basis since our inception. We anticipate hiring employees and/or independent contractors pursuant to offset our operating needs from the proceeds of this offering.

CO/SSET acquires compliance-grade carbon offsets from the Entrex Carbon Market's Carbon Offset Rights Agreement ("CORA"). This agreement is analogous to an oil and gas mineral rights agreement. Entrex's CORA is a patent pending contract which assigns the sale of KPMG overseen carbon offset projects to the Entrex Carbon Offset Company which in turn assembles asset backed securitized offsets into the CO/SSET security as defined herein.

The Entrex Carbon Market has over 200 Carbon Offset Producing Real Estate Projects (COPRe Projects) in various stages of licensing and sales representing over 2,000,000 acres of forestry lands which potentially produce nearly 200,000,000 offsets. If all of these come to market we could have over $2,000,000,000 in COPRe CO/SSET product available to market.

Entrex has also developed their Oil and Gas "Cap and Trade" program. These projects cap leaking oil and gas wells which in-turn create carbon offsets. Entrex has helped develop legislation with the State of Louisiana which, if executed, provides legal rights to the offsets to the service provider. There are an estimated 2.1 million oil and gas wells in the United States which are estimated to produce about $250,000 carbon offsets: a multi-billion dollar "additionality" opportunity.

The Entrex Carbon Offset Company is the recipient of assigned Entrex Carbon Market Licensed Carbon Offsets (COPRe and Cap and Trade Carbon Offset Projects). We do not anticipate this to be a labor-intensive business therefore few full-time, if any, employees are expected to be needed on behalf of the CO/SSET processes – all services are done by external parties and sales through regulated agents.

The Entrex Carbon Market management shall be accountable for all processes on behalf of 2023 CO/SSET Security Holders. This creates an efficient end to end process and single point of contact for 2023 CO/SSET security holders.

Plan of Operations:

We believe the Entrex Carbon Market licensed technology platform has matured to an operational basis over the 15 years of development of the IP. In 2017 Entrex proved through our technology we can originate, structure, place, trade and service private securities.

Our technology and operational processes culminate in private company securities trading among regulated parties and we believe they have no functional nor compliant issues.

We in turn have managed the securitization of private carbon offsets from licensed projects and believe we can trade these securities via similar protocols between regulated parties. The 2023 CO-SETT security being one of these.

Material Changes:

Excluding normal operational growth and associated changes in operations and/or technology no material changes are expected in the operations or investor returns in 2023-CO/SSET.

Various micro and macro-economic national or global events could have significant effect on the holdings of the Company as these events could or would have operational effect on the held securities of underlying companies.

Liquidity:

The 2021 Entrex Carbon Offset Securities are expected to have limited liquidity unless listed on an over-the-counter or public market. Management actively plans of listing the 2023 Entrex Carbon Offset Securities once approved by the United States Securities and Exchange pursuant to this prospectus.

PART II
ITEM 10
DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Our executive officers and directors as of the date of this offering are as follows:

Name	Position
Stephen H. Watkins	Managing Member
Richard Rochon	Board
Thomas Hatfield	Partner
Tom Harblin	Partner
Colin Turney	Partner

Stephen H. Watkins: Is Managing Member and is the founding Chairman and CEO of various majority owned entities of the Entrex Holding Company (EHCo, LLC).   Stephen is an experienced entrepreneur founding a series of successful information and business services companies; two of which grew to billion dollar market cap companies. Stephen authored the book *Capital Can't Fund What It Can't Find*. In the past he wrote a syndicated bi-monthly finance column—read by over eight million national readers at its peak.

Richard C. Rochon: is Vice Chairman of the Board of the Entrex Holding Company (EHCo, LLC).   Mr. Rochon has extensive experience as an investor, shareholder, director and officer of various public and private companies throughout his career and has been involved in numerous acquisitions, divestitures, spin-offs, initial public offerings, secondary offerings and other corporate financings and transactions. Prior to joining Entrex Mr. Rochon formed RPCP.

Thomas Hatfield: Manages the IBM Technology Platforms across EMI and the associated Entrex Capital Market System companies. Mr. Hatfield brings over 30 years of expertise creating and solving complex online information systems. His technical experience includes the US Army and with General Electric where was a Engineer for final testing and ground-station operations for military space-satellite communications. His expertise is over 20 years creating custom systems, for organizations including NEC Electronics, Flextronics and PeopleSoft.

PART II
ITEM 11
COMPENSATION OF DIRECTORS AND OFFICERS

Name	Total Compensation*
Stephen H. Watkins	$1.00
Richard Rochon	$1.00
Thomas Hatfield	$1.00
Tom Harblin	$1.00
Colin Turney	$1.00

*Compensation for operators and directors of the Company are provided via wholly owned subsidiaries of EHCo, LLC the Entrex Holding Company and thru management or licensing agreements to agreed parties.

Officers and Directors:

At our sole discretion we may add additional Officers and Directors and compensate them through annual retainer fees along with reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each meeting. Each independent Officer and Director will receive $500 in connection with each meeting that they attend, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. No compensation is expected to be paid to Directors or Officers until this offering is made effective.

Compensation for expenses, Officers and Directors will be managed through the sole decisions and directions of the Managing Member.

Indemnification Agreements:

We shall enter into indemnification agreements with our Directors and Officers. The indemnification agreements are intended to provide our Directors the maximum indemnification permitted under law and/or requested by the respective Officer and/or Director. Each indemnification agreement provides that EMI shall indemnify the Director or Office who is a party to the agreement (an "Indemnitee"), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be made a party to or a witness in any threatened, pending, or completed proceeding.

Significant Employees:

As of the date of this prospectus, Stephen H. Watkins is the Managing Member of the Entrex Holding Company and is a key party to the various Entrex companies. Other staff members and/or entities will be involved in Entrex Carbon Market and Entrex Carbon Offset Company to manage the creation, assignment and retirement of the 2023 CO/SSET Securities discussed in this prospectus.

At the sole discretion of management various employment agreements and/or contracts may be made with key personnel which regulate the manner of compensation and the potential option purchases as provided in the employment agreements.

Family Relationships:

There are no family relationships among our directors or officers

Involvement in Certain Legal Proceedings:

None of our control persons are known to have been involved in any of the following events during the past five years:

1. Bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment or decision has not been reversed, suspended, or vacated.

Changes in Control:

We are unaware of any contract, or other arrangement or provision of our Articles or by-laws, the operation of which may at a subsequent date result in a change of control of our company.

PART II
ITEM 12
SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS

Title of Class	Name of Beneficial Owner	Amount	Percent of class
Preferred Member Interests*	EHCo, LLC	1,000	100%*
2021 Entrex Carbon Offsets**	This Offering	1,999,999	100%**

*Preferred Member Interests have voting rights controlled by Watkins the Managing Member of the EHCo, LLC

*Authorized and Allocated to the maximum provided by regulators.

PART II
ITEM 13
INTEREST OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS

n/a

(the balance of this page is intentionally blank)

PART II
ITEM 14
SECURITIES BEING OFFERED

We are offering a maximum of 1,999,999 2023 CO/SSET Securities, each collateralized by an associated, serialized and minted Carbon Offset via a United Nations or World Bank Carbon Registry. Investors, in-turn, will own through the CO/SSET Security a specific, registry serialized carbon offset until retired by the CO/SSET owner or when canceled two years after the serialization year on the last business day of the year. At that point any unredeemed/retired 2023 CO/SSET Securities will be materialized and Entrex Carbon Offset Company shall be the recipient of the related carbon offset of unredeemed securities. Notice shall be provided prior to the 12/31 liquidation date to owners of record (2023 CO/SSET Securities will liquiditate on 12/31/2024). Any owners that acknowledge shall be provided a certificate referencing their ownership of the carbon offset registry serial number. Security holders who do not notify the Entrex Carbon Offset company of their desires and intent of the CO/SSET security may forfeit future rights of the Security and associated carbon offsets.

The Entrex Carbon Offset Security only have rights and warranties associated with the associated and serialized Carbon Offset via a United Nations or World Bank Carbon Registry. The only right the Entrex Carbon Offset Security holder maintains are the rights and warranties associated with the carbon offset as defined herein.

2023 CO/SSET Securities have no dividend rights;

2023 CO/SSET Securities have no voting rights;

2023 CO/SSET Securities have no liquidation rights;

2023 CO/SSET Securities have no pre-emptive rights;

2023 CO/SSET Securities have no conversion rights;

2023 CO/SSET Securities have no redemption provisions;

2023 CO/SSET Securities have no rights inferred to the selection of the Managing Member;

2023 CO/SSET Securities have no rights inferred to the decisions of the Managing Member;

22023 CO/SSET Securities have no voting rights for any future Board of Directors if created;

2023 CO/SSET Securities have no voting rights or selection of any Officers;

2023 CO/SSET Securities have no decision on the leverage the Company decides to obtain;

2023 CO/SSET Securities have no decision on and sale/merger or acquisition;

2023 CO/SSET Securities have no liabilities for further calls or future offerings;

2023 CO/SSET Securities have no liabilities associated with the company;

2023 CO/SSET Securities have no financial benefit beyond the associated Carbon Offset Collateral.

PART F/S
ITEM 15
PROJECTED FINANCIAL STATEMENTS

Income Statement

Not Operating

Balance Sheet

Assets:		
	Cash:	0.00
	1.999.999 Contracted Carbon Offsets:	$19,999,990.00
Liabilities		
	Payables for Carbon Offsets:	$11,999,994.00
Equity:		$ 7,999,996.00
Liabilities and Equity:		$19,999,990.00

Note 1. Organization, History and Business

Entrex Carbon Offset Company ("the Company") was authorized as a Limited Liability Corporation in Florida on December 8th 2020 and initiated operations on January 1st 2023. The Company was established for the purpose of creating a tradable security for the benefit of the Entrex Carbon Market "Carbon Offset Rights Agreement" licensed Clients. The Company's fiscal year end is December 31.

Note 2. Related Party Transactions

There have been no related party transactions other than the following related party stock issuances.

Note 6. Income Taxes

The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of October 1, 2016.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During the period September 7, 2016 (inception) through October 1, 2016 there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The

Company files income tax returns in the U.S. federal jurisdiction and the state of Delaware. We are not currently involved in any income tax examinations.

Note 7.   Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has no operating history and has not generated any revenue nor expenses . These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future.   The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

ITEM 16
INDEX TO EXHIBITS

Exhibit A. State Filing Documents
Exhibit B. Federal EIN
Exhibit C. SEC Reg A Filing Confirmation

PART III
Exhibit A.
State Current Status Documents



FLORIDA DEPARTMENT of STATE — DIVISION OF CORPORA

DIVISION of CORPORATIONS
Sunbiz.org
an official State of Florida website

Department of State / Division of Corporations / Search Records / Search by Entity Name /

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No Events   **No Name History**

Detail by Entity Name

Florida Limited Liability Company
ENTREX CARBON OFFSET COMPANY, LLC

Filing Information

Document Number	L20000390594
FEI/EIN Number	NONE
Date Filed	12/15/2020
Effective Date	01/01/2021
State	FL
Status	ACTIVE

Principal Address

2436 NORTH FEDERAL
UNIT 276
LIGHTHOUSE POINT, FL 33064

Mailing Address

2436 NORTH FEDERAL
UNIT 276
LIGHTHOUSE POINT, FL 33064

Registered Agent Name & Address

WATKINS, STEPHEN H
2436 NORTH FEDERAL
UNIT 276
LIGHTHOUSE POINT, FL 33064

Authorized Person(s) Detail

Name & Address

Title CEO



PART III
Exhibit B.
Federal EIN

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 05-27-2022

Employer Identification Number:
88-2524982

Form: SS-4

Number of this notice: CP 575 G

ENTREX CARBON OFFSET COMPANY LLC
STEPHEN H WATKINS SOLE MBR
2436 N FEDERAL HWY UNIT 276
LIGHTHOUSE PT, FL 33064

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 88-2524982. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

Taxpayers request an EIN for their business. Some taxpayers receive CP575 notices when another person has stolen their identity and are opening a business using their information. If you did **not** apply for this EIN, please contact us at the phone number or address listed on the top of this notice.

When filing tax documents, making payments, or replying to any related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear-off stub and return it to us.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.


PART III
Exhibit C.
SEC Confirmation of Reg A filing


Original Filing Acceptance:

PART III
Exhibit D.
Signature Page

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton and County of Palm Beach, in the State of Florida, March 27, 2023.

ENTREX CARBON OFFSET, LLC

By: */s/ Stephen H. Watkins*
Name: Stephen H. Watkins
Title: Managing Member (and Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	**Title**	**Date**
/s/ Stephen H. Watkins Stephen H. Watkins	Managing Member (and Principal Executive Officer)	March 27, 2023